Exhibit 12.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2007 and the six months ended June 30, 2008, are as follows:

	Six months ended June 30, 2008	Year ended December 31,
		2007	2006	2005	2004	2003
	($ in thousands)
Net income (loss)	$134,253	$385,412	$394,585	$(623,399)	$138,613	$260,629
Preferred share dividends	8,564	17,128	17,176	2,644	—	—
Fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred share dividends	15.7:1	22.5: 1	23.0: 1	(1)	—	—

(1)	Earnings for the year ended December 31, 2005 were insufficient to cover combined fixed charges and preferred share dividends by $626.0 million.